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                                                                      [IMO LOGO]

                                                                   July 31, 1997

Dear Stockholder:

     On behalf of the Board of Directors of Imo Industries Inc., I am pleased to inform you that on July 25, 1997, Imo entered into a definitive share purchase agreement with II Acquisition Corp. ("Acquisition Corp."), an affiliate of Constellation Capital Partners LLC, pursuant to which Acquisition Corp. will commence a cash tender offer for all outstanding shares of Imo's common stock (the "Shares"), together with the associated rights to purchase Imo's Series B Junior Participating Preferred Stock, at $7.05 per Share (the "Offer"). Acquisition Corp.'s Offer does not contemplate a merger involving Imo following completion of the Offer. Accordingly, any Shares not purchased in the Offer will remain outstanding. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Wednesday, August 27, 1997.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT ACQUISITION CORP.'S OFFER IS FAIR TO, AND IN THE BEST INTERESTS OF, IMO STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT IMO STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 which is being filed with the Securities and Exchange Commission. Among other things, the Board of Directors considered that the Offer was for all of the Shares and that, accordingly, all stockholders who wanted to could participate in the Offer and that in the opinion of its financial advisor, Credit Suisse First Boston Corporation ("CSFB"), the consideration to be received by the tendering holders of the Shares pursuant to the Acquisition Offer is fair, from a financial point of view, to such holders. The enclosed Schedule 14D-9 describes the Board of Directors' decision and contains important financial and other information relating to that decision. I urge you to read it carefully.

     In the event 100% of the Shares outstanding are not purchased pursuant to the Offer, a minority interest of Imo will remain outstanding. Acquisition Corp. has indicated in its Offer to Purchase that it intends to purchase Shares not tendered in the Offer after the consummation of the Offer in order to eliminate any such minority interest. There can be no assurance, however, if such purchases will be made or, if they are made, at what prices. Any such purchases could be effected at prices that may be higher or lower than the $7.05 per Share price offered pursuant to the Offer. In addition, the purchase of Shares by Acquisition Corp. pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public following the consummation of the Offer. Acquisition Corp. also has indicated that it intends to deregister and delist the Shares following consummation of the Offer, if permitted by applicable law. ACCORDINGLY, YOUR BOARD OF DIRECTORS URGES YOU TO TENDER YOUR SHARES IN THE OFFER.

     Imo had previously entered into an Agreement and Plan of Merger (the "UD Agreement") with United Dominion Industries Limited ("UD") and UD Delaware
Corp., an indirectly wholly owned subsidiary of UD ("UD Delaware"), pursuant to which UD Delaware commenced a tender offer for all of the outstanding shares of Imo common stock at a price of $6.00 per Share. Acquisition Corp.'s Offer of $7.05 per share exceeds the UD Delaware offer by more than 17%. Imo's Board of Directors determined that the terms of Acquisition Corp.'s Offer were more favorable to Imo's stockholders than UD Delaware's offer, withdrew its approval of UD Delaware's offer and the other transactions contemplated by the UD Agreement and
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terminated the UD Agreement. On July 29, 1997 UD terminated UD Delaware's tender offer for the Shares. If you previously tendered your Shares in the UD Delaware tender offer, these Shares will be returned to you.

     Accompanying this letter, in addition to the Schedule 14D-9 and CSFB's fairness opinion, is Acquisition Corp.'s Offer to Purchase, together with related materials including a letter of transmittal, for use in tendering the Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. I urge you to read the enclosed materials carefully and consider all factors set forth therein before making your decision with respect to the Offer.

     I personally, along with the entire Board of Directors, management and employees of Imo, thank you for your support.

                                          Sincerely,

                                          /s/ DONALD K. FARRAR
                                          DONALD K. FARRAR
                                          Chairman, President and Chief
                                            Executive Officer

                                     * * *

     If you have any questions concerning Shares previously tendered to UD Delaware, please contact Mackenzie Partners, Inc. at (800) 322-2885.

     If you have any questions concerning tendering your Shares in the Acquisition Corp. Offer, please contact D.F. King & Co., Inc. at (800) 549-6650.